

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 9, 2008

Mr. Walter S. Sobon
Executive VP and CFO
Constar International Inc.
One Crown Way
Philadelphia, PA 19154

>   **RE: Form 10-K for the fiscal year ended December 31, 2007**
>   **Form 10-Q for the period ended March 31, 2008**
>   **File No. 0-16496**

Dear Mr. Sobon:

We have reviewed your response and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements

Consolidated Statements of Cash Flows, page 50

1. We have reviewed your response to comment 1 of our letter dated June 10, 2008. Given your book overdrafts of $12.7 million and $3.6 million as of December 31, 2007 and 2006 represent outstanding checks which have been issued, are no longer in your custody, and have not yet been presented to the bank for payment as of year-end, we continue to believe that you should present the change in book overdraft positions as a separate line item within net cash provided by financing activities. We further note from your response that you have no overdraft protection arrangements with the bank upon which these issued checks are drawn. Since management would need to actively transfer funds from one account to another in order to prevent a bank overdraft from occurring, your management of book overdrafts constitutes a financing activity. Since the change in book overdrafts is quantitatively material to your operating cash flows for the year ended December 31, 2007 and period ended March 31, 2008, please file amendments to your December 31, 2007 Form 10-K and March 31, 2008 Form 10-Q. In doing so, please ensure you label the statement of cash flows as restated, include a reference to the restatement in the auditors' report, disclose an explanation of the restatement in the footnotes (as required by paragraph 26 of SFAS 154) and adjust your MD&A accordingly. In addition, please file updated certifications as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief